U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
USA

February 22, 2023

Re: Notice of disclosure filed in Securities Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:
Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that HSBC Holdings plc has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2022, which was filed with the U.S. Securities and Exchange Commission on February 22, 2023.
Respectfully submitted,

/s/ Robert F. Hoyt
Chief Legal Officer
HSBC Holdings plc
Level 40, 8 Canada Square, London E14 5HQ
Tel: +44 20 7991 2889
Fax: +44 20 7991 4675
Web: www.hsbc.com
Email: bob.hoyt@hsbc.com

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Incorporated in England with limited liability.